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File No. 70-9985
File No. 70-10282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

E.ON AG

        In accordance with the order of the Securities and Exchange Commission ("SEC") dated May 31, 2005, Holding Co. Act Release No. 27976 (the "Order"), E.ON AG ("E.ON") hereby submits its report for the semiannual period ended June 30, 2005 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the responses thereto. This report includes information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meanings set forth in the Order.

        This report also contains information regarding securities issuances and other transactions occurring prior to the issuance of the Order on May 31, 2005, as authorized by the order of the SEC dated June 14, 2002, Holding Co. Act Release No. 27539, as supplemented by Holding Co. Act Release No. 27788 (Dec. 29, 2003) (the "Prior Financing Order").

Reporting Requirement No. 1:    The sales of common stock, preferred securities or equity-linked securities by E.ON, and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Reporting Period, for each type of issued securities (common stock, preferred securities or equity-linked securities).

Response:

E.ON did not issue any shares in the Reporting Period. E.ON holds treasury shares for hedging its option scheme (SARs) and for its employee share plan. During the Reporting Period, E.ON did not distribute any shares to employees for the employee savings plan.

Reporting Requirement No. 2:    If E.ON common stock has been transferred to a seller as consideration for the assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

Response:

None.

Reporting Requirement No. 3:    The amount of guarantees issued during the Reporting Period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

E.ON issued during the Reporting Period guarantees of obligations of certain companies in connection with money pool transactions with E.ON Group companies in Germany. The aggregate amount of cash pooling guarantees outstanding as of June 30, 2005 was EUR 9,364,603,122. Detail of these guarantees is filed confidentially, with confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 4:    The amount and terms of any E.ON indebtedness issued during the Reporting Period which shall also separately show the amount of indebtedness issued during the Authorization Period.

        Indebtedness issued pursuant to the Prior Financing Order during Reporting Period:

Date of Issuance	Principal Amount (USD)	Interest Rate	Maturity	Proceeds (Euro)	Proceeds (USD)
Various	—	Various	Short-term	2,925,206,050.90*	3,537,159,156.75*

*
Reflects amounts outstanding as of last day of Reporting Period. Commercial paper included at face amount.

NOTE:
During the Reporting Period, a long-term loan in the amount of 6,6bn € was assigned from E.ON Finance to E.ON Finanzanlage as of May 12, 2005.

        Exchange rates as of June 30, 2005:

  1 EUR = 0.67420 GBP
  1 EUR = 1.54990 CHF
  1 EUR = 1.20920 USD

Indebtedness issued pursuant to Order which is outstanding on last day of Reporting Period:

Issuer	Type of Security	Euro	USD
E.ON AG	Long-Term Debt	-0-	-0-
E.ON AG	Short-Term Debt*	1,388,466,133.93	1,678,933,249.15

*
Commercial paper included at face amount.
Exchange rate: 1 EUR =1.20920 USD

Reporting Requirement No. 5:    E.ON's "aggregate investment", as defined under rule 53, in EWGs and FUCOs as of the end of the Reporting Period in dollars and as a percentage of E.ON's consolidated retained earnings, a calculation of the amount remaining under the EWG/FUCO investment authorization, a description of significant EWG and FUCO investments made during the Reporting Period.

Response:

A.	As of June 30, 2005, E.ON's consolidated retained earnings calculated in conformity with U.S. GAAP was USD 25,974 million.
B.	As of June 30, 2005, E.ON's "consolidated retained earnings" calculated in accordance with Rule 53(a)[1] was USD 26,527 million.

1
Average of consolidated retained earnings of E.ON as reported for the semiannual periods ending December 31, 2004 and June 30, 2005.

C.	E.ON's aggregate investment in EWGs and FUCOs as of June 30, 2005 was USD 22,935 million.
D.	E.ON's aggregate investment in EWGs and FUCOs as a percentage of its "consolidated retained earnings" was 86.5% as of June 30, 2005.
E.	Limit on investments in EWGs and FUCOs	USD $65 billion
	E.ON's aggregate investment in EWGs and FUCOs	USD $23 billion
	Amount of unused investment authority	USD $42 billion
F.	During the Reporting Period, E.ON made the following significant investments in EWGs and FUCOs:
Transaction	Amount
(in millions)
Increased liabilities in E.ON Finance due to higher borrowing from E.ON Nordic Holding	(711)
Increased receivables in E.ON Finance due to higher lending to E.ON UK Holding	1,916
Net effect of decreased receivables in E.ON AG due to lower lending to E.ON Ruhrgas and increased receivables in E.ON Finance due to higher lending to E.ON Ruhrgas	(2,102)
Net effect of decreased receivables in E.ON AG due to lower lending to E.ON Energie and decreased liabilities in E.ON Finance due to lower borrowing from E.ON Energie	340
Other	26
NOTE:
The above explanations are the main reason for the change in the level of investment in EWGs and FUCOs. Exchange rate effects are included in the numbers.

Reporting Requirement No. 6: A list showing the current "aggregate investment" under Rule 53, for each major FUCO market group and other EWG/FUCO holdings.

Response:

EWG/FUCO Holding	Aggregate Investment
	(as of June 30, 2005, in USD million)
E.ON Energie AG	(5,947	)*
E.ON Ruhrgas Holding GmbH	12,631
Gelsenberg GmbH & Co. KG	(145	)*
E.ON Nordic Holding GmbH	3,251
E.ON UK Holding GmbH	12,710
Distribuidora de Gas del Centro S.A.	61
Distribuidora de Gas Cuyana S.A.	23
Gas Natural BAN S.A.	48
Westmoreland — LG&E Partners (Rova I & II)	25
Electric Energy, Inc.	1
Western Kentucky Energy Corp.	277

*
These amounts are net of amounts loaned to the E.ON Non-Utility Money Pool.

Reporting Requirement No. 7:    The ratio of investment in EWGs/FUCOs to E.ON's total consolidated capitalization, the market to book ratio of E.ON's common stock, and an analysis of the growth in consolidated retained earnings, segregating total earnings growth attributable to EWG/FUCO investments from that attributable to other businesses of E.ON.

Response:

A.
Total Capitalization as of June 30, 2005: USD 48,533 million. Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 39.1%.

B.
Market-to-Book Ratio of E.ON's common stock as of June 30, 2005: 133%.

C.
Decrease in consolidated retained earnings for E.ON in the six-month period ended June 30, 2005:

Consolidated retained earnings calculated in conformity with US GAAP as of June 30, 2005: $25,974 million.

Consolidated retained earnings calculated in conformity with US GAAP as of December 31, 2004: $27,080 million.

Decrease in consolidated retained earnings in the six-month period ended June 30, 2005: $1,106 million.

D.
Decrease in consolidated retained earnings for EWGs and FUCOs in the six-month period ended June 30, 2005:

Consolidated retained earnings of EWGs/FUCOs calculated in conformity with US GAAP as of June 30, 2005: $12,893 million.

Consolidated retained earnings of EWGs/FUCOs calculated in conformity with US GAAP as of December 31, 2004: $13,598 million.

Decrease in consolidated retained earnings of EWGs/FUCOs in the six-month period ended June 30, 2005: $705 million.

Exchange rates used in this Reporting Requirement No. 7:

  As of December 31, 2004: 1 EURO = 1.3538 USD

  As of June 30, 2005: 1 EURO = 1.2092 USD

Reporting Requirement No. 8:    Revenues and adjusted EBIT (earnings before interest and taxes), as reported by E.ON in its Form 20-F, for each FUCO market group for the six or twelve months ended as of the end of the Reporting Period, as appropriate.

Response:

Filed Confidentially. Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 9: A list of the securities issued by the Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

Response:

Filed Confidentially. Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 10:    The amount and terms of any short-term debt (i.e., debt securities having a maturity of two years or less) issued by LG&E and KU, including the net money pool balances in the Utility Money Pool as of the end of the Reporting Period. (A list of the deposits and withdrawals by LG&E and KU from the Utility Money Pool during the Reporting Period is available to the SEC staff upon request.)

Response:

Debt Securities having a maturity of two years or less issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below):

None.

Net Money Pool Balances as of the End of the Reporting Period by Participating Company

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$113,885,000
KU		$93,130,000
LG&E		$20,755,000

Reporting Requirement No. 11:    The amount of any dividends paid out of capital and unearned surplus by any of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Intermediate Companies and the LG&E Energy Group companies (excluding the Utility Subsidiaries), identifying the paying and receiving company.

Response:

None.

Reporting Requirement No. 12: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of E.ON, LG&E Energy, LG&E and KU.

Response:

For E.ON, see Exhibit A-1 attached hereto.

For LG&E Energy, see Exhibit A-2 attached hereto which is being filed confidentially.

For LG&E and KU, see Exhibit A-3 attached hereto.

Reporting Requirement No. 13: A list of borrowings by LG&E Energy Group companies from associate companies outside the LG&E Energy Group, as of the end of the Reporting Period.

Response:

Date of Issuance	Lender	Borrower	Amount	Rate	Maturity	Security
April 30, 2003	Fidelia	Louisville Gas and Electric	$100 million	4.55%	April 30, 2013	none
August 15, 2003	Fidelia	Louisville Gas and Electric	$100 million	5.31%	August 15, 2013	Second lien on assets
January 15, 2004	Fidelia	Louisville Gas and Electric	$25 million	4.33%	January 16, 2012	Second lien on assets
April 30, 2003	Fidelia	Kentucky Utilities	$100 million	4.55%	April 30, 2013	None
January 15, 2004	Fidelia	Kentucky Utilities	$50 million	4.39%	January 16, 2012	None
August 15, 2003	Fidelia	Kentucky Utilities	$75 million	5.31%	August 15, 2013	Second lien on assets
November 24, 2003	Fidelia	Kentucky Utilities	$33 million	4.24%	November 24, 2010	Second lien on assets
December 18, 2003	Fidelia	Kentucky Utilities	$75 million	2.29%	December 18, 2005	Second lien on assets
February 14, 2003	Fidelia	LG&E Energy LLC	$100 million	2.80%	February 14, 2006	None
March 24, 2003	Fidelia	LG&E Energy LLC	$50 million	2.88%	March 24, 2006	None
January 6, 2004	Fidelia	LG&E Energy LLC	$50 million	3.98%	January 6, 2009	None
April 30, 2004	Fidelia	LG&E Energy LLC	$150 million	4.64%	April 30, 2010	None
October 27, 2004	E.ON North America	LG&E Energy LLC	$50 million	4.63%	October 27, 2014	None
December 20, 2004	Fidelia	LG&E Energy LLC	$75 million	4.07%	December 20, 2009	None

Information regarding the benchmarking process for each such borrowing, including quotes from at least three other sources of funds (with rates and terms) and demonstrating how the Best Rate Method was applied to such borrowings will be available to the staff of the Commission upon request.

Reporting Requirement No. 14:    If any consolidated company is a Variable Interest Entity ("VIE"), as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, E.ON will provide a description of the nature, purpose, size and activities of the VIE in the notes of E.ON's Annual Report on Form 20-F.

Response:

A description of E.ON's Variable Interest Entities is found on pages 166, 167 and F-17 of the Consolidated Financial Statements contained within E.ON's 2004 Annual Report on Form 20-F.

Reporting Requirement No. 15:    The amount and terms of any exempt financings consummated during the Reporting Period by LG&E or KU (in lieu of separate filing on Form U-6B-2).

Response:

Date of Issuance	Lender	Borrower	Transaction Type	Principal Amount	Collateral
April 13, 2005	Various bondholders	Louisville Gas and Electric	Pollution control bonds — auction rate mode	$40 million	Fall away first mortgage lien

Reporting Requirement No. 16:    The amount and terms of any exempt financings consummated during the Reporting Period by the Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:

Date of Issuance	Lender	Borrower	Transaction Type	Principal Amount	Collateral
Various	LG&E Capital Corp.	LG&E International Inc.	Intercompany Loan	$3,740,597*	N/A
*
Reflects net change in intercompany loans during the Reporting Period.

Exhibits

A-1
Capitalization table of E.ON AG at June 30, 2005.

A-2
Capitalization table of LG&E Energy LLC at June 30, 2005. (Filed confidentially; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

A-3
Capitalization table of LG&E and KU at June 30, 2005.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-9985 and 70-10282) to be signed on its behalf by the undersigned thereunto duly authorized.

E.ON AG

By:	/s/ KARL-HEINZ FELDMANN	By:	/s/ MICHAEL C. WILHELM
Name:	Karl-Heinz Feldmann	Name:	Michael C. Wilhelm
Title:	Senior Vice President General Counsel	Title:	Senior Vice President Chief Accountant

Dated: September 28, 2005

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